Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) of Brazil Potash Corp. (the “Company” or “Brazil Potash”) should be read in conjunction with our condensed interim consolidated financial statements and the related notes as of and for the three and nine months ended September 30, 2025 and 2024, and our audited consolidated financial statements and related notes as at and for the year ended December 31, 2024 (collectively, with this MD&A, the “Interim Report”). Our condensed interim consolidated financial statements are prepared in accordance with IFRS® Accounting Standards (which we refer to as “IFRS”) as issued by the International Accounting Standards Board. Our condensed interim consolidated financial statements are compliant and up to date with all new financial accounting standards, as noted per IFRS. This discussion contains forward-looking statements that involve risk and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Our actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section titled “Item 3.D.—Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2024, filed with the United States Securities and Exchange Commission (“SEC”) on March 28, 2025, as amended by that certain Amendment No. 1 to Form 20-F filed with the SEC on April 9, 2025 (our “2024 Annual Report”). See also “Cautionary Note Regarding Forward-Looking Statements” below.

Our condensed interim consolidated financial statements comprise our financial statements and our wholly-owned subsidiary in Brazil, Potássio do Brasil Ltda. Potássio do Brasil Ltda. has been fully consolidated from the date of its formation, being the date on which we obtained control, and will continue to be consolidated until the date that such control ceases. All intra-company balances, income and expenses, and unrealized gains and losses resulting from intra-company transactions are eliminated in full upon consolidation.

This MD&A reports our activities through November 12, 2025, unless otherwise indicated.

Overview

We are a mineral exploration and development company, and our primary mining project is located in the Amazon potash basin near the city of Autazes in the state of Amazonas, Brazil (the “Autazes Project”). Our technical operations are based in Autazes, Amazonas, Brazil and Belo Horizonte, Minas Gerais, Brazil, and our registered corporate office is located at 198 Davenport Road, Toronto, Ontario, Canada. We were incorporated pursuant to the provisions of the Ontario Business Corporation Act (“OBCA”) on October 10, 2006. We have one wholly-owned subsidiary, Potássio do Brasil Ltda., a company organized under the laws of Brazil. We are an exploration and development company and have not yet commenced any mining operations. Our plan of operations for the next few years includes, subject to securing sufficient funds, commencing primary construction of the infrastructure of the Autazes Project.

Once our operations commence, our operating activities will be focused on the extraction and processing of potash ore from the underground mine of the Autazes Project and selling and distributing the processed potash in Brazil. We hold all of the mineral rights for the Autazes Project through our wholly-owned local subsidiary in Brazil, Potássio do Brasil Ltda., and such mineral rights are registered with the Brazilian National Mining Agency. We currently have rights of access to a significant amount of the land planned for the Autazes Project, including all of the land on which our proposed mine shafts, processing plant and port will be constructed. We will only be able to start mining activities after obtaining the Mining Concession, which has not yet been granted. For additional information, see “Item 4.B. Business Overview—Regulatory Overview—Brazilian Mining Regulations” and “Item 4.D. Property, Plant and Equipment—Description of the Autazes Project and the Autazes Property” in our 2024 Annual Report.

The Autazes Project is located within the Amazon potash basin, between the Amazon River and the Madeira River, approximately 75 miles southeast of the city of Manaus, in the municipality of Autazes. Autazes is located in the eastern part of the Amazonas State, Brazil. The Autazes Project is comprised of mineral claims with a cumulative area of approximately 680 square miles in the Amazon potash basin. The mineralization composition of the Amazon Basin is described as sylvinite with layers of halite, anhydrite and others (e.g., kieserite, polyhalite, and others). The Autazes Property contains a sylvinite deposit that is subdivided into three mineralized zones. The top of the sylvinite deposit, being the potash-bearing horizon, was determined to be at a depth between approximately 0.4 – 0.5 miles. The total thickness of the potash-bearing horizon in the explored area of the Autazes Property is between 2.3 – 13.1 feet.

Our primary goal is to win a significant share of the Brazilian potash market and be the sustainable potash supplier-of-choice for Brazilian farmers. We intend to be a significant domestic source of potash fertilizer in Brazil in order to alleviate Brazil’s dependence on imported potash and farmer supply-chain risk, while supporting economic prosperity and agricultural sustainability in Brazil and food security globally. We plan to accomplish this goal by pursuing the following strategies:

•
focus solely on providing our potash produced from the Autazes Project to Brazilian farmers;
•
establish and maintain a position as the lowest-cost provider of potash in Brazil;
•
establish strategic partnerships within the potash industry;
•
nurture opportunity for sustainability leadership and innovation; and
•
expand our potash production capabilities and growth opportunities.

For more information on our growth strategies, see “Item 4.B. Business Overview—Our Business Objectives and Growth Strategies” in our 2024 Annual Report.

To date, we have spent approximately $272 million in connection with the development and advancement of the Autazes Project, including to fund our exploration and development expenses, and begin construction of the Autazes Project.

To accomplish our primary business objectives (each of which also constitute a significant event that must occur for the business objectives to be accomplished), the key milestones to be achieved, the anticipated timing, and the expected aggregate costs thereof include: [(i) development of and entry into the Impact Benefit Agreement with the Mura indigenous communities near the Autazes Project, which are anticipated to occur in 2026 at an estimated cost of $2.5 million; (ii) completion of the purchases of the additional land that will primarily be used for the sites of our dry stacked tailings, which is anticipated to occur in 2026 at an estimated cost of $2.8 million; (iii) completion of additional engineering and a feasibility study for the Autazes Project that will incorporate recent optimization work on the shaft sinking technology to be used, which is anticipated to occur in 2026 at an estimated cost of $3.2 million; (iv) completion of basic engineering design work, which is anticipated to occur in 2026 at an estimated cost of $8.6 million; (v) commencement of construction on the Autazes Project, with an emphasis on critical path items including shaft sinking and the ordering of long lead items, which is anticipated to occur in 2026 at an estimated initial cost to commence construction of $8.7 million (with the currently estimated total cost of construction for the Autazes Project being $2.5 billion (not including financing fees, working capital and potential cost overruns), and we estimate that 60%–65% of the total cost of construction will be financed by debt with the balance being financed by additional equity issuances), and (vi) obtaining debt financing to fund a substantial portion of the construction costs of the Autazes Project, which we will seek to obtain in the second half of 2026. See “Cautionary Note Regarding Forward-Looking Statements.”

The above guidance as to the funding requirements and timeline for developing the Autazes Project is based on our best estimates as of the date of this Interim Report. Achievement or timing of the above milestones could be affected by a number of factors, including, but not limited to, economic and financial conditions that may affect our ability to raise additional funds. See “Cautionary Note Regarding Forward-Looking Statements” below and “Item 3.D. Risk Factors” in our 2024 Annual Report.

Key Factors Impacting our Operating Results When our Mining Operations Commence

Price of Potash

Once we commence our mining operations, our financial performance will be significantly affected by the market price of potash. Potash prices have historically been subject to wide fluctuations and are affected by numerous factors beyond our control, including international economic and political conditions, levels of supply and demand, the availability and cost of substitutes, inventory levels maintained by producers and others, and, to a lesser degree, inventory carrying costs and currency exchange rates. See “Cautionary Note Regarding Forward-Looking Statements.”

The market price for potash in Brazil is typically quoted as the daily Cost and Freight (hereinafter, “CFR”) price for granular potash delivered to Brazil, which is established by sales transactions between buyers and sellers. For further information on the drivers and trends affecting the market price of potash, see “Item 4.B. Business Overview—Our Industry and Market Opportunity” in our 2024 Annual Report.

Production Volume, Ore Grade and Mineral Reserves

Our production volume, the ore grade of the potash from the Autazes Project mine, and our Mineral Reserves will affect our business performance. The Autazes Project has Measured Mineral Resources (excluding Mineral Reserves) of approximately 18 million tons at an average grade of 22.5% muriate of potash (which we refer to as “MOP”), Indicated Mineral Resources (excluding Mineral Reserves) of approximately 48 million tons at an average grade of 25.9% MOP, and Inferred Mineral Resources (excluding Mineral Reserves) of approximately 107 million tons at an average grade of 30.3% MOP. Total Proven Economically Recoverable Reserves are approximately 69 million tons at an average grade of 28.9% MOP. Probable Economically Recoverable Reserves are approximately 122 million tons at an average grade of 27.5% MOP. The estimated life of the mine on the Autazes Property is 23 years, which estimate is based on the portion of the ore body that is currently being permitted for future construction and mining. For more details, see “Item 4.D. Property, Plant and Equipment—Description of the Autazes Project and the Autazes Property—Mineral Resource and Mineral Reserve Estimates” in our 2024 Annual Report.

Commercial Terms

We intend to sell our mined and processed potash mostly through take or pay offtake contracts with terms between five and ten years, and with only a small portion being sold on the spot market. The agreements with our customers are expected to include customary commercial terms, such as cost, insurance and freight, free on board, free carrier, and cost and freight.

Sales prices for our potash will be based on the daily spot CFR price for granular potash delivered to Brazil on barge loading for customer delivery, adjusted for the net freight differential of our anticipated lower domestic inland Brazil transportation cost as compared to importers of potash, less a slight discount. We intend to sell all of our potash to end users in Brazil.

Operating Costs and Expenses

Our ability to manage our operating costs and expenses will be a significant driver of our business performance. We intend to focus on ensuring stable, high levels of potash production to keep unit costs down while controlling and limiting our costs and expenses so that we can have more flexibility to overcome less favorable pricing conditions if and when they arise. However, we may not be able to adjust production volume in a timely or cost-efficient manner in response to changes in pricing. For example, lower utilization of production capacity during periods of weak potash prices may expose us to higher unit production costs since a significant portion of our cost structure will be fixed in the short-term due to the high capital nature of mining operations. In addition, efforts to reduce costs during periods of weak prices could be limited by labor regulations or previous labor or governmental agreements. See “Cautionary Note Regarding Forward-Looking Statements.”

Energy Costs

Our total energy costs are expected to be mainly composed of long-term electricity supply contracts with fixed transmission fees and variable energy consumption fees. We expect that the electricity for our mining operations will be provided by a planned 500 kV power transmission line that will be connected to Brazil’s national power grid near the Amazon city of Manaus. We expect to commence construction of the power transmission line after we obtain the applicable construction permit.

Effects of Exchange Rate Fluctuations

Prices for our products will be denominated in U.S. dollars. A significant portion of our production costs, however, will be denominated in Brazilian real, so there will be a mismatch of currencies between our revenue and costs. As a result, our results of operations and financial condition are, and, after our mining operations begin, will be, affected by changes in exchange rates between the Brazilian real and the U.S. dollar. As of September 30, 2025, the exchange rate was R$5.32 per US$1.00.

Environmental Expenses

The Autazes Project mine will operate under licenses issued by Brazilian governmental authorities that control, among other things, air emissions and water discharges, and the mine will be subject to stringent laws and regulations relating to waste materials and various other environmental matters. Additionally, the Autazes Property will need to be rehabilitated when we ultimately finish and cease our mining operations there.

We intend to make investments to enhance our ability to comply with all applicable environmental standards and to reduce our environmental impact in the areas in which we operate. We intend to have environmental improvement initiatives relating to reducing emissions and waste and improving the efficiency of use of natural resources and energy. Where appropriate, we will establish environmental provisions for restoration or remediation of contamination and disturbance on the Autazes Property. See “Cautionary Note Regarding Forward-Looking Statements.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Various statements contained in this Interim Report, including those that express a belief, expectation or intention, as well as those that are not statements of historical fact, are forward-looking statements. These forward-looking statements may include projections and estimates concerning our possible or assumed future results of operations, financial condition, business strategies and plans, market opportunity, competitive position, industry environment, and potential growth opportunities. In some cases, you can identify forward-looking statements by terms such as “may”, “will”, “should”, “believe”, “expect”, “could”, “intend”, “plan”, “anticipate”, “estimate”, “continue”, “predict”, “project”, “potential”, “target”, “goal” or other words that convey the uncertainty of future events outcomes. You can also identify forward-looking statements by discussions of strategy, plans or intentions. Forward-looking statements in this Interim Report include, but are not limited to, statements with respect to:

• our ability to commence mining operations and achieve profitability in the future;

• our ability to obtain the necessary permits and licenses for the Autazes Project, and the timing and possible outcome of pending regulatory and permitting matters;

• proposed timelines and expenditures for exploration work, land purchases, engineering and feasibility studies, completion of engineering design work, commencement on the Autazes Project, obtaining debt financing, as well as general and administrative expenses;

• our ability to manage our development, growth and operating expenses;

• the cost, timing, and results of our future development, construction, mining and production activities at the Autazes Project;

• maintaining rights of access to, including successfully acquiring, leasing, purchasing and/or obtaining rights to occupy, the land for the development and operation of the Autazes Project;

• our capital requirements and need for additional financing, and our ability to raise additional capital;

• the estimated results of planned development, mining and production activities;

• the estimated results of our greenhouse gas emissions analysis;

• the supply and demand of potash;

• general economic and financial conditions;

•governmental regulation of mining operations and related matters;

• our prospects, strategies, and business objectives and milestones; and

• industry trends.

We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, because forward-looking statements relate to matters that have not yet occurred, they are inherently subject to significant business, competitive, economic, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These and other important factors, including, among others, those discussed in our 2024 Annual Report under the headings “Item 3.D. Risk Factors” and “Item 4.B. Business Overview”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements in this Interim Report.

Given the foregoing risks and uncertainties, you are cautioned not to place undue reliance on the forward-looking statements in this Interim Report. The forward-looking statements contained in this Interim Report are not guarantees of future performance and our actual results of operations and financial condition may differ materially from such forward-looking statements. In addition, even if our results of operations and financial condition are consistent with the forward-looking statements in this Interim Report, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this Interim Report speaks only as of the date of this Interim Report. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements in this Interim Report, whether as a result of new information, future events or otherwise, after the date of this Interim Report.

OPERATING RESULTS

Results of Pre-Operation Development Activities

The following table sets forth the results of our pre-operation development activities for the periods indicated:

	Three months ended September 30, 2025	Three months ended September 30, 2024
Expenses
Consulting and management fees	$1,257,384	$548,700
Professional fees	40,035	383,328
Share-based compensation	9,721,724	10,847,847
Travel expenses	46,299	67,002
General office expenses	350,379	37,014
Foreign exchange loss	5,218	12,492
Communications and promotions	564,040	286,309
Operating Loss	11,985,079	12,182,692
Finance costs	—	—
Finance income	(81,898)	(4,527)
Change in fair value of warrant liability	2,400	—
Gain on sale of fixed assets	—	—
Loss for the year before income taxes	11,905,581	12,178,165
Deferred income tax provision	31,791	34,504
Loss for the year after income taxes	$11,937,372	$12,212,669
Other comprehensive loss (income):
Items that subsequently may be reclassified into net income:
Foreign currency translation	(1,882,918)	(1,296,016)
Total comprehensive loss for the period	$10,054,454	$10,916,653

Three Months Ended September 30, 2025 Compared to Three Months Ended September 30, 2024

Revenues

We did not generate any revenues for the three months ended September 30, 2025 and 2024, as we are an exploration and development company and have not yet commenced any mining operations and potash production.

Operating Loss

Our operating loss decreased to approximately $12.0 million for the three months ended September 30, 2025, as compared to approximately $12.2 million for the three months ended September 30, 2024, primarily due to a decrease in share based compensation partially offset by increases in our consulting and management fees, general and administrative expenses and communications and promotion expenses. We had higher (i) consulting and management fees during the three months ended September 30, 2025, as compared to the same period in 2024, due to an increase in the number of consultants and directors; (ii) general office expenses during the three month ended September 30, 2025, as compared to the same period in 2024, due to higher director and officer insurance costs as a result of our initial public offering (“IPO”) in November 2024; and (iii) higher communications expenses during the three months ended September 30, 2025, as compared to the same period in 2024, as we increased our investor relations activities in 2025.

Net Loss

Our net loss decreased to approximately $11.9 million for the three months ended September 30, 2025, as compared to approximately $12.2 million for the three months ended September 30, 2024, primarily due to lower share-based compensation costs, higher general office expenses, higher communications expenses and higher consulting and management fees, during the three months ended September 30, 2025, as compared to the same period in 2024.

The following table sets forth the results of our pre-operation development activities for the periods indicated:

	Nine months ended September 30, 2025	Nine months ended September 30, 2024
Expenses
Consulting and management fees	$3,909,639	$1,792,984
Professional fees	680,526	1,206,431
Share-based compensation	36,336,555	20,744,083
Travel expenses	388,406	332,543
General office expenses	1,065,254	106,750
Foreign exchange (gain) loss	(27,883)	7,268
Communications and promotions	2,833,705	707,004
Operating Loss	45,186,202	24,897,063
Finance costs	375,000	—
Finance income	(388,002)	(14,142)
Change in fair value of warrant liability	(128,900)	—
Gain on sale of fixed assets	(6,078)	—
Loss for the year before income taxes	45,038,222	24,882,921
Deferred income tax provision	133,440	90,962
Loss for the year after income taxes	$45,171,662	$24,973,883
Other comprehensive loss (income):
Items that subsequently may be reclassified into net income:
Foreign currency translation	(10,005,902)	7,986,203
Total comprehensive loss for the period	$35,165,760	$32,960,086

Nine Months Ended September 30, 2025 Compared to Nine Months Ended September 30, 2024

Revenues

We did not generate any revenues for the nine months ended September 30, 2025 and 2024, as we are an exploration and development company and have not yet commenced any mining operations and potash production.

Operating Loss

Our operating loss increased to approximately $45.2 million for the nine months ended September 30, 2025, as compared to approximately $24.9 million for the nine months ended September 30, 2024, primarily due to an increase in our general and administrative expenses. Our general and administrative expenses consist primarily of consulting and management fees, professional fees, share-based compensation, travel expenses, general office expenses, and communications and investor relations expenses. We had higher (i) consulting and management fees during the nine months ended September 30, 2025, as compared to the same period in 2024, due to an increase in the number of consultants and directors; (ii) share-based compensation costs, as we granted 511,000 RSUs and 299,000 DSUs to a director and consultants during the nine months ended September 30, 2025 and recorded amortization of share-based compensation over the vesting period for DSUs, RSUs and options granted in prior years; (iii) general office expenses during the nine months ended September 30, 2025, as compared to the same period in 2024 due to higher director and officer insurance costs as a result of our IPO in November 2024; and (iv) higher communications expenses during the nine months ended September 30, 2025, as compared to the same period in 2024, as we increased our investor relations activities in 2025.

Net Loss

Our net loss increased to approximately $45.2 million for the nine months ended September 30, 2025, as compared to approximately $25.0 million for the nine months ended September 30, 2024, primarily due to higher share-based compensation costs, general office expenses, higher communications expenses and higher consulting and management fees, during the nine months ended September 30, 2025, as compared to the same period in 2024.

Liquidity and Capital Resources

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our shares of common stock (“Common Shares”), including to our majority shareholders, and the proceeds from our Regulation A Offering and our IPO.

On May 6, 2025, we entered into a definitive agreement (the “ELOC Purchase Agreement”) establishing an equity line of credit (“ELOC”) with Alumni Capital LP (“Alumni”), an institutional investor. Under the terms of the ELOC Purchase Agreement, we have the right to sell, and Alumni has the obligation to purchase, up to $75 million worth of Common Shares over a 24-month period at prices that are based on the market price at the time of each sale to Alumni, subject to the satisfaction of certain customary conditions. We, at our sole discretion, control the timing and amount of all sales of Common Shares associated with the ELOC, subject to the limitations contained in the ELOC Purchase Agreement. The issuance of the Common Shares to Alumni is being made pursuant to exemptions from the registration requirements of the federal and state securities laws. Pursuant to the ELOC Purchase Agreement, we must register Alumni’s resale of the Common Shares to be purchased. We believe that the ELOC will provide us with a flexible source of funding, enabling judicious planning for the timing and amount of any equity sales, which will be critical as we advance site preparation and construction activities for the fully-permitted Autazes Project. The full text of the ELOC Purchase Agreement, a copy of which is furnished as Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K furnished to the SEC on May 6, 2025.

Our future expenditures and capital requirements will depend on numerous factors, including the progress of our development efforts.

Our business does not currently generate any cash. We believe that with the net proceeds from the IPO in the amount of approximate $22.7 million and any common share issuances under our ELOC, we will have sufficient capital to finance our development and operations through 2025. However, if our development and operating costs and expenses are higher than expected, we may need to obtain additional financing prior to the end of 2025. Furthermore, we expect that we will be required to raise additional funds to finance our operations until such time that we can conduct profitable revenue-generating activities. No assurances can be made that we will be successful in obtaining additional equity or debt financing, or that ultimately, we will commence profitable operations and achieve positive cash flow.

Our approach to managing liquidity risk is to ensure that we will have sufficient liquidity to meet liabilities when due. As of September 30, 2025, we had a cash and cash equivalents balance of approximately $9.3 million to settle current liabilities of approximately $1.7 million.

The following table summarizes our cash flow data and cash and cash equivalents for the periods indicated:

	Nine months ended September 30,	Nine months ended September 30,
	$	$
Net cash used in operating activities	$(8,848,455)	$(795,837)
Net cash from financing activities	$5,891,525	$3,017,500
Net cash used in investing activities	$(6,630,984)	$(3,344,216)
Cash and cash equivalents (at beginning of period)	$18,861,029	$2,450,239
Cash and cash equivalents (at end of period)	$9,336,850	$1,251,176

Operating Activities

Net cash used in operating activities increased to approximately $8.8 million for the nine months ended September 30, 2025, as compared to approximately $0.8 million for the nine months ended September 30, 2024, primarily due to a higher net loss, which was approximately $45.2 million for the nine months ended September 30, 2025, as compared to approximately $25.0 million for the nine months ended September 30, 2024. Net losses for the nine months ended September 30, 2025 and 2024 include share-based compensation (non-cash expense) of $36.3 million and $20.7 million, respectively.

Investing Activities

Net cash used in investing activities increased to approximately $(6.6) million for the nine months ended September 30, 2025, as compared to approximately $(3.3) million for the nine months ended September 30, 2024, primarily due to higher exploration and evaluation expense during the nine months ended September 30, 2025, as compared to the same period in 2024.

Financing Activities

Net cash provided by financing activities was approximately $5.9 million for the nine months ended September 30, 2025, which includes cash proceeds from share issuances under the ELOC and the exercise of stock options offset by lease payments. Net cash provided by financing activities was approximately $3.0 million for the nine months ended September 30, 2024, primarily reflecting cash proceeds from the exercise of stock options and warrants.

Cash and cash equivalents

Our cash and cash equivalents balance was approximately $9.3 million as of September 30, 2025, as compared to $18.9 million as of December 31, 2024, due to the cash proceeds received from our IPO, common share issuances under the ELOC and the exercise of stock options less expenses during the nine months ended September 30, 2025.

Initial Public Offering

On November 29, 2024, we closed our IPO upon which we issued 2,000,000 Common Shares at a price of $15.00 per Common Share. The aggregate offering price of the Common Shares sold was approximately $28.2 million, after deducting the underwriting discounts and commissions. Other than the underwriting discounts and commissions, expenses payable by us in connection with the IPO were approximately $5.5 million. The net proceeds we received from the IPO were approximately $22.7 million. The common shares of the Company began trading on November 27, 2024, on the NYSE American under the trading symbol “GRO”.

Additionally, upon the closing of the IPO, we issued warrants to the underwriters (the “Underwriters’ Warrants”), which are exercisable for the number of our Common Shares equal to 5% of the total number of Common Shares sold in the IPO (i.e., 100,000 Common Shares). Subject to FINRA Rule 5110(e)(1), the Underwriters’ Warrants will be exercisable, in whole or in part, from time to time after six months May 26, 2025, and will expire on November 26, 2026. The Underwriters’ Warrants will be exercisable at an exercise price equal to 130% of the IPO price of the Common Shares sold in the IPO (i.e., $19.50). Additionally, the Underwriters’ Warrants provide for certain additional registration rights, including a one-time demand registration right at our expense and unlimited piggyback rights, with such registration rights expiring November 26, 2029. As of the date of this Interim Report, none of the Underwriters’ Warrants have been exercised by the underwriters.

Plan of Operations

As noted above, the continuation of our current plan of operations requires us to raise significant amounts of additional capital.

We are an exploration and development mineral mining company, which began operations in October 2006. Our plan of operations for the next few years includes, subject to securing sufficient funds, commencing primary construction of the infrastructure of the Autazes Project. We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of our plan and other factors beyond our control. There is no assurance that we will successfully obtain the required capital or revenues, or, if obtained, that the amounts will be sufficient to fund our ongoing plan of operations.

These circumstances represent material uncertainties that may cast substantial doubt on our ability to continue as a going concern. Our financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or amounts and classification of liabilities that might result from this uncertainty.

Capital Expenditures

We do not have any contractual obligations for ongoing capital expenditures at this time.

Contractual Obligations and Commitments

We are a party to certain consulting agreements, which provide, as of September 30, 2025, for aggregate change in control payments by us of approximately $20.0 million to certain of our directors, executives and consultants upon the occurrence of a change in control (as such term is defined in each respective consulting agreement) of our Company, and aggregate termination payments by us of approximately $9.4 million upon the respective termination of such directors, executives and consultants. As a triggering event under such consulting agreements has not taken place, these amounts have not been recorded on our consolidated financial statements.

On November 1, 2024, the Company and its Subsidiary entered into an option agreement (the “Option Agreement”) with Franco-Nevada Corporation (“Franco Nevada”), pursuant to which, in exchange for the payment by Franco-Nevada to the Company of cash consideration of $1,000,000, Franco-Nevada acquired an option (the “Option”) to purchase a perpetual royalty equal to 4% of the gross revenue from all of the muriate of potash the Company will produce and sell from the Autazes Property (the “Royalty”). The Royalty would also apply to any potash produced and sold from other properties (including after-acquired properties) owned or held by the Subsidiary or any of its affiliates, where such potash is processed using processing facilities related to the Autazes Project. The purchase price for the Royalty (the “Royalty Purchase Price”) will be equal to the amount that would result in the forecasted Royalty revenue yielding Franco-Nevada a 12.5% pre-tax internal rate of return, and will be calculated at the earlier of (i) the time at which Franco-Nevada exercises the Option, and (ii) the beginning of the final 60-day period in which Franco-Nevada is permitted to exercise the Option under the terms of the Option Agreement. The calculation of the forecasted Royalty revenue will be based on forecasted annual production volumes of the Autazes Project, as outlined in the definitive feasibility study for the Autazes Project and analyst long-term consensus prices for potash (cost and freight Brazil). Following the exercise by Franco-Nevada of the Option pursuant to the Option Agreement and subject to the conditions precedent described below, the Royalty Purchase Price will be paid by Franco-Nevada, if and when the Company has obtained full financing of project costs to achieve a minimum rate of potash production at the Autazes Project (as set forth in the Option Agreement), in quarterly installments pro rata with other sources of financing. The Royalty Purchase Price will only be used by the Company to fund costs for the construction and operation of the Autazes Project. Franco- Nevada is not obligated to pay any portion of the Royalty Purchase Price until certain conditions precedent are satisfied or waived, including, among others, (a) the Company’s Subsidary and its affiliates, Franco-Nevada, and each third-party lender providing financing for the Autazes Project entering into an intercreditor agreement; (b) receipt of all necessary regulatory and material third-party approvals and consents for the Autazes Project; and (c) the Subsidiary providing Franco-Nevada evidence of the continued availability of financing for the Autazes Project (including completed equity financings representing at least 30% of the total costs to achieve a minimum rate of potash production at the Autazes Project, as set forth in the Option Agreement). Franco Nevado is also a shareholder of the Company.

On August 20, 2025, the Company announced the execution of a definitive commercial offtake agreement between Potássio do Brasil Ltda., a wholly owned subsidiary of the Company, and Keytrade Fertilizantes Brasil Ltda. ("Keytrade"), the Brazilian subsidiary of Keytrade AG, one of the world's leading fertilizer trading companies. The binding agreement (the “Agreement”) establishes a 10-year take-or-pay commitment for Keytrade to purchase up to ~900,000 tons of potash annually from the Autazes Potash Project. This finalizes the memorandum of understanding announced on January 16, 2025.

Contingencies

Certain conditions may exist as of the date our consolidated financial statements are issued, which may result in a loss to us, but which will only be resolved when one or more future events occur or fail to occur. Our management assesses such contingent liabilities, and such assessment inherently involves an exercise of judgment. In assessing loss contingencies related to legal proceedings that are pending against us or unasserted claims that may result in such proceedings, we, in consultation with our legal counsel as appropriate, evaluate the perceived merits of any legal proceedings or unasserted claims, as well as the perceived merits of the amount of relief sought or expected to be sought in connection therewith. If the assessment of a contingency indicates it is probable that a material loss has been incurred and the amount of the liability can be estimated, then the estimated liability would be accrued on our financial statements. If the assessment indicates a potentially material loss contingency is not probable, but is reasonably possible, or is probable, but cannot be estimated, then the nature of the contingent liability, together with an estimate of the range of the possible loss, if determinable and material, would be disclosed. Loss contingencies considered remote are generally not disclosed on our financial statements unless they involve guarantees, in which case the guarantees would be disclosed. We are not aware of any matters which result in a loss contingency.

Off-Balance Sheet Arrangements

We did not have during the three and nine months ended September 30, 2025 and 2024, and we do not currently have, any off-balance sheet arrangements.

TREND INFORMATION

Impact of any Business Disruptions on our Business Operations

Our operations could be significantly adversely affected by unpredictable and unforeseen events, such as extreme weather conditions, acts of God, epidemics similar to the COVID-19 outbreak, and other natural or manmade disasters and business interruptions, and the related economic consequences. For example, our additional consultations with indigenous communities near the Autazes Project in accordance with International Labour Organization Convention 169, which initially started in November 2019, were suspended in March 2020 due to the COVID-19 pandemic, and we were allowed to resume such consultations in April 2022 following the lifting of COVID-19 related restrictions.

We cannot accurately predict the impact any such business disruptions will have on our operations and the ability of others to meet their obligations with us, including uncertainties relating to the ultimate duration and impact of any such business disruptions. For example, a significant outbreak of a contagious disease in the human population, similar to the COVID-19 pandemic, could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect our operations and our ability to finance our operations.

Going Concern

Our consolidated financial statements as at and for the three and nine months ended September 30, 2025, have been prepared on a going concern basis, which assumes the realization of assets and the settlement of liabilities in the ordinary course of business. Our ability to continue as a going concern is contingent upon our ability to raise additional capital as required.

We incurred a net loss of approximately $45.2 million and $25.0 million for the nine months ended September 30, 2025 and 2024, respectively, and, as of September 30, 2025, we had an accumulated deficit of approximately $191.7 million and working capital of approximately $8.3 million (including cash of approximately $9.3 million).

We require additional financing for working capital and the continuing development of the Autazes Project, as well as to repay our trade payables. As a result of our continuing operating losses, our continuance as a going concern depends on our ability to obtain adequate financing to pay our current obligations, finance our development activities, and reach profitable levels of operation. It is not possible to predict whether any financing efforts will be successful or if we will obtain the necessary financing. We have previously been successful in raising the necessary financing to continue our operations in the normal course, and we have been able to consummate multiple equity financings through private placements of our Common Shares. Additionally, we have entered into various loan agreements to borrow funds to fund our operating expenses. Furthermore, we raised an aggregate of approximately $40.5 million in gross proceeds pursuant to our Regulation A Offering, $30.0 million in gross proceeds pursuant to our IPO and $6,064,500 under the terms of the ELOC with Alumni Capital. See “Subsequent Events – Private Placement” below for information on the close of a private placement financing.

To date, we have generated no cash from operations and negative cash flows from operating activities. All costs and expenses in connection with our formation, development, legal fees and administrative support have been funded by our borrowings under loan agreements, the proceeds from private placements of our Common Shares, including to our majority shareholders, the proceeds from our Regulation A Offering, and the proceeds from our IPO. Currently, we intend to finance our operations through additional equity and debt financings. For more information regarding our ability to fund our ongoing operations, see “Item 14.E. Use of Proceeds” in our 2024 Annual Report.

We continually evaluate our plan of operations to determine the manner in which we can most effectively utilize our limited cash resources. The timing of completion of any aspect of our plan of operations is highly dependent upon the availability of cash to implement that aspect of the plan and other factors beyond our control. However, there is no assurance that we will be successful in raising sufficient financing or achieving profitable operations to fund our operating expenses or future development of the Autazes Project. These circumstances raise a material uncertainty related to events or conditions that cast substantial doubt on our ability to continue as a going concern, and therefore, we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our consolidated financial statements do not include any adjustments to the carrying amount or classification of assets and liabilities if we were unable to continue as a going concern. These adjustments may be material.

CRITICAL ACCOUNTING ESTIMATES

Our consolidated financial statements are prepared in accordance with IFRS, which requires us to make a number of estimates and assumptions that affect the reported amounts and disclosures in our consolidated financial statements. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the our consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. We base our accounting estimates and assumptions on historical experience and other factors that we believe to be reasonable under the circumstances. Additionally, we strive to make these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We will continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions.

Critical accounting policies are those policies that reflect significant estimates or judgments about matters that are both inherently uncertain and material to our financial condition or results of operations. See Note 4 – Critical Judgments and Estimation Uncertainties to our consolidated financial statements for the years ended December 31, 2024 and 2023.

Recent Accounting Pronouncements

See Note 2 – Material Accounting Policies to the condensed interim consolidated financial statements for the three and nine months ended September 30, 2025 and 2024 included elsewhere in this Interim Report.

SHARE CAPITAL

As of November 12, 2025, we had 53,304,589 common shares issued and outstanding.

During the nine months ended September 30, 2025, we granted 511,000 RSUs to a director and consultants. The RSUs had a fair value of $8.24 per RSU. During the nine months ended September 30, 2025, 575,000 RSUs were exercised.

During the nine months ended September 30, 2025, we granted 299,000 DSUs to a consultants. The DSUs had a fair value of $1.69 per DSU. During the nine months ended September 30, 2025, 900,000 DSUs were exercised.

During the nine months ended September 30, 2025, 10,000 options with weighted average exercise prices of $4.00 were exercised for gross proceeds of $40,000.

RELATED PARTY TRANSACTIONS

Related Party Transactions

The following are summaries of transactions or agreements that we have entered into or participated in with related parties, since January 1, 2022, which we are required to disclose pursuant to applicable disclosure requirements of the SEC and applicable Canadian securities regulatory authorities.

Consulting Agreements with our Executives

We entered into consulting agreements with each of our executives (or a respective entity affiliated with such executive). For a description of the consulting agreements, see “Item 6.B. Compensation—Compensation of Senior Management and Directors—Executive Compensation—Consulting Agreements” in the 2024 Annual Report.

Equity Compensation Arrangements

We granted stock options to certain of our executives and directors under our Stock Option Plan and stock option agreements entered or to be entered into between us and such optionees. For a description of the stock options, our Stock Option Plan and the stock option agreements, see “Item 6.E. Share Ownership—Stock Option Plan” in our 2024 Annual Report.

We have granted DSUs to certain of our executives and directors under our Deferred Share Unit Plan. For a description of the DSUs and our Deferred Share Unit Plan, see “Item 6.E. Share Ownership—Deferred Share Unit Plan” in our 2024 Annual Report.

We will grant equity incentive awards to our executives and directors under our 2024 Incentive Compensation Plan and award agreements to be entered into between us and such recipients. For a description of such awards and our 2024 Incentive Compensation Plan, see “Item 6.E. Share Ownership—2024 Incentive Compensation Plan” in the 2024 Annual Report.

Indemnity Agreements with our Directors and Executives

We have entered into an indemnity agreement with each of our directors and executives, whereby we have agreed to indemnify such directors and executives against all expenses and liabilities incurred in such capacity to the fullest extent permitted by law, subject to limited exceptions. For information regarding limitations of liability and indemnification applicable to our directors and executives, see “Item 10.B. Memorandum and Articles of Association” in our 2024 Annual Report.

Certain Travel Expenses

We use charter flight services provided by Tali Flying LP for certain business travel by our management team. Stan Bharti (our former Executive Chairman) is a director of Tali Flying LP. During the nine months ended September 30, 2025 and 2024, we incurred travel expenses payable to Tali Flying LP in the aggregate amount of approximately $nil, at the prevailing market rate for charter flight services which Tali Flying LP charges. As at September 30, 2025, trade payables and accrued liabilities included $nil

(December 31, 2024: $nil) owing to Tali Flying LP and prepaid expenses included $nil (December 31, 2024 - $113,893) advanced to Tali Flying LP. We did not enter into any agreement with Tali Flying LP for such charter flight services, and we may terminate our use of such charter flight services at any time without notice. For more information, see Note 12 to our condensed interim consolidated financial statements as of and for the three and nine months ended September 30, 2025 and 2024.

SUBSEQUENT EVENTS

Private Placement

On October 17, 2025, we announced that we entered into a private placement financing with certain institutional and accredited investors for the sale of an aggregate of 11,450,000 Common Units and 2,550,000 Pre-Funded Units. Each Common Unit is comprised of one Common Share and one common stock purchase warrant to purchase one Common Share (“Common Warrants”). Each Pre-Funded Unit is comprised of one pre-funded warrant to purchase one Common Share (“Pre-Funded Warrants”) and one Common Warrant. Each Common Unit has a purchase price of $2.00, and each Pre-Funded Unit has a purchase price of $1.999. The Pre-Funded Warrants will have an exercise price of $0.001 per Common Share, be immediately exercisable and remain exercisable until exercised in full. The Common Warrants are immediately exercisable at an exercise price of $3.00 per common share and will expire in five years. The Common Shares and Common Warrants forming part of the Common Units and the Pre-Funded Warrants and Common Warrants forming part of the Pre-Funded Units are immediately separable and will be issued separately. On October 20, 2025, we closed the sale of 7,450,000 Common Units and 4,550,000 Pre-Funded Units for gross proceeds of approximately $24 million. On October 27, 2025, we closed the sale of 2,000,000 Common Units for gross proceeds of $4 million. We intend to use the proceeds for working capital and other general corporate purposes.

ADDITIONAL INFORMATION.

Additional information relating to Brazil Potash, including our most recent annual and quarterly reports, are available on SEDAR+ at http://www.sedarplus.ca and on EDGAR at http://www.sec.gov/edgar